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                                                                     Exhibit 99


                      Report of Independent Auditors
                     On Financial Statement Schedules


To the Board of Directors
Roadway Services, Inc.

We have audited the consolidated balance sheets of Roadway Services, Inc. and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, earnings reinvested in the business and cash flows for each of the three years in the period ended December 31, 1993. Our audits also included the financial statement schedules listed in the Index in Item 14(a).

In our opinion, such financial statement schedules referred to above, when considered in relation to the financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                                        ERNST & YOUNG

January 25, 1994